Banyan Acquisition Corp

400 Skokie Blvd, Suite 820

Northbrook, Illinois 60062

October 31, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Nasreen Mohammed, Mr. Adam Phippen, Ms. Kate Beukenkamp and Mr. Dietrich King

Re:	Banyan Acquisition Corp Registration Statement on Form S-4 Filed on September 11, 2023 File No. 333-274442

Ladies and Gentlemen:

This letter sets forth responses of Banyan Acquisition Corp (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 5, 2023 with respect to the above referenced Registration Statement on Form S-4 (the “Registration Statement”).

In order to facilitate your review of our responses, we have restated each of the Staff’s comments in this letter, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s responses to each of the Staff’s comments immediately below the corresponding numbered comment.

In addition, the Company has revised the Registration Statement in response to the Staff’s comments and is concurrently with this letter publicly filing Amendment No. 1 to the Registration Statement, which reflects these revisions and clarifies certain other information. Page numbers in the text of the Company’s responses correspond to page numbers in the Registration Statement, as amended. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-4 filed September 11, 2023

Summary of the Joint Proxy Statement/Consent Solicitation Statement/Prospectus Organizational Structure, page 2

1.	Staff’s comment: Please revise the organizational structure diagrams, including for both Banyan and Pinstripes, to reflect the percentage ownership held by each entity, individual or group of investors or shareholders, as applicable.

Response: The Company acknowledges the Staff’s comment and has revised the organizational structure diagrams on pages 3 and 4 of the Registration Statement.

Equity Ownership Upon Closing, page 4

2.	Staff’s comment: We note your table on page 4 depicting resulting ownership scenarios based on redemptions by the public stockholders, including assuming no redemptions of public shares and assuming maximum redemptions of public shares. Please revise your disclosure here and elsewhere throughout your proxy statement/consent solicitation statement/prospectus as applicable to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing at least one additional, interim redemption level. We note your tables beginning on page 27 including the assumption of redemptions of 50%.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 5 through 6, 32 and 141 of the Registration Statement.

3.	Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6 through 8, 33 through 35 and 142 through 144 of the Registration Statement.

4.	Staff’s comment: We understand the Sponsor will receive additional securities pursuant to an antidilution adjustment for the dilution adjustment based on the company’s additional financing activities. Please revise your disclosure here and throughout your proxy statement/consent solicitation statement/prospectus as appropriate to quantify the number and value of securities the Sponsor will receive. In addition, disclose the ownership percentages in the company before and after the additional financing to highlight dilution to public stockholders.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the holders of the shares Class B common stock of the Company have waived their rights to any antidilution adjustment due to additional financings in the Sponsor Letter Agreement that is filed as Exhibit 10.1 to the Registration Statement and the description of this agreement including with respect to such waiver is disclosed among other places on page 144 of the Registration Statement.

Interests of Certain Persons in the Business Combination, page 15

5.	Staff’s comment: It appears that your Certificate of Incorporation waived the corporate opportunities doctrine. Please revise your disclosure here and throughout your proxy statement/consent solicitation/prospectus as appropriate to address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 22, 43, 97 and 174 of the Registration Statement.

6.	Staff’s comment: It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.

Response: The Company acknowledges the Staff’s comment and respectively advises the Staff that such information was previously disclosed on page 36 and to further clarify, the Company has revised the disclosure on pages 24, 44 through 45 and 176 through 177 of the Registration Statement.

Q. What happens if a substantial number of the Public Stockholders vote in favor of the Business Combination Proposal..., page 26

7.	Staff’s comment: Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the Business Combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff to the Company’s response to comment 3 above.

Questions and Answers About the Business Combination

Q: If I am a Banyan Warrant Holder, can I exercise my redemption rights with respect to my Banyan Public Warrants?, page 36

8.	Staff’s comment: Please revise your disclosure here, in your Risk Factors section, and elsewhere as appropriate to highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 46 through 47 and 107 through 108 of the Registration Statement.

Risk Factors

Risks Related to Banyan and the Business Combination

Because the Sponsor Group, including Banyan’s officers and directors, have interests that are different, or in addition to..., page 76

9.	Staff’s comment: Please revise this section and elsewhere throughout your proxy statement/consent solicitation/prospectus to clarify how the board considered the conflicts outlined in the bullets provided in this risk factor in negotiating and recommending the Business Combination. We note that in the concluding sentence of this risk factor you state that these conflicts may have influenced the decision of the Banyan Board to approve the Business Combination and to continue to pursue such Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 41, 98 and 172 of the Registration Statement.

Proposal No. 1 - The Business Combination Proposal, page 100

10.	Staff’s comment: Please revise your disclosure here and throughout your proxy statement/consent solicitation/prospectus to make clear the relationship between Banyan and Middleton Partners, which is an entity affiliated with Keith Jaffee, Banyan’s Chief Executive Officer and director, and that Middleton Partners is the primary investor in connection with any Series I Financing. We note that your disclosure elsewhere indicates that Mr. Jaffee serves as the Chairman of Middleton Partners.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages vii, 125 and 234 of the Registration Statement.

Additional Covenants of the Parties

Pinstripe Covenants, page 110

11.	Staff’s comment: We note that in the fourth bullet point under this subheading that Pinstripes is subject to a covenant that requires it to issue up to an additional $7,000,000 in the aggregate of Series I Convertible Preferred Stock of Pinstripes, the Interim Series I Issuance upon written instruction from the Sponsor prior to the Closing. Please revise this section and elsewhere throughout your proxy statement/consent solicitation statement/prospectus to make clear whether this is contemplated as a part of the Series I Financing and who is the intended recipient of this Series I Convertible Preferred Stock of Pinstripes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 137 of the Registration Statement.

Background of the Business Combination, page 116

12.	Staff’s comment: We note that on March 16, 2023, representatives of Banyan met with Mr. Schwartz, the Chief Executive Officer of Pinstripes in person. However, Banyan had previously reached out to Pinstripes in early 2022, but the outreach did not result in substantive engagement at that time. Please revise your disclosure to briefly explain what business or market conditions related to Banyan or Pinstripes, or other conditions had changed that you believe resulted in the in-person meeting approximately one year later. We note discussion later in this section regarding Pinstripes engagement with another SPAC.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Registration Statement.

13.	Staff’s comment: We note that between April 13, 2023 and April 25, 2023, representatives of Banyan and K&E as well as representatives of Pinstripes and Katten, exchanged drafts of the non-binding term sheet. Please revise this section to provide additional detail as to which terms or other points were negotiated between the parties in the exchange of drafts of the non-binding term sheet during this time. We note the immediately subsequent paragraphs discussing certain considerations and interests of the respective parties.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 149 through 151 of the Registration Statement.

14.	Staff’s comment: With a view towards clarity, please revise the section to provide greater specificity regarding the parties involved in the meetings and negotiations between Pinstripes and Banyan. In this regard, we note that beginning with the March 20, 2023 videoconference, the disclosure states generally in several places that “representatives” of the respective companies were in attendance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 149 of the Registration Statement.

Certain Pinstripes Projected Financial Information, page 124

15.	Staff’s comment: In this section you state that Pinstripes provided Banyan with internally prepared financial forecasts for the calendar year ending December 31, 2024. Please revise the Background to the Business Combination section immediately above to clarify when Pinstripes provided the financial projections. To the extent revised financial projections or other presentations or financial information were provided, please disclose this and explain why. We note that the financial projections do not take into account any circumstances or events occurring after the date on which they were prepared, which was on or around April 10, 2023.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 153 and 155 of the Registration Statement to clarify when Pinstripes provided the financial projections to the Banyan Board. The Company also advises the Staff that Pinstripes prepared updated internally prepared financial forecasts on or about September 6, 2023, and has revised the disclosure on pages 98 and 156 through 159 of the Registration Statement to disclose the updated financial projections and why they were prepared.

16.	Staff’s comment: In light of the financial projections not taking into account any circumstance or events occurring after on or around April 10, 2023, or nearly six months ago, please revise your disclosure to provide discussion regarding whether or not the projections still reflect management’s views on future performance and any consideration given by the Banyan Board to obtaining updated projections or a lack of reliance on upon these projections. Further we note that footnote 1 to the table on page 125 states that Pinstripes in the process of updating its financial projections for the calendar year ending December 31, 2023, but that these updated projections were not available to Banyan Board or Scalar as of June 21, 2023, the date the Banyan Board met and approved the Business Combination.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 98 and 156 through 159 of the Registration Statement to reflect the fact that Pinstripes prepared updated internally prepared financial forecasts on or about September 6, 2023 and that such updated financial forecasts were the basis of the amendment to the business combination agreement that reduced the equity value of Pinstripes.

Summary of Scalar’s Financial Analysis

Selected Companies Analysis, page 129

17.	Staff’s comment: We note the table of selected companies and corresponding financial data taken into account in reaching a total equity value for Pinstripes. However, these selected entities reflect companies with significantly larger total revenue and EBITDA measures than the total revenue and Adjusted EBITDA projected for Pinstripes for calendar year ending December 31, 2024. Please revise to discuss why entities with more similar financial measures and stage of development or scope of business operations, or more financially similar transactions were not used in determining a value for the acquisition of Pinstripes.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 166 of the Registration Statement.

The Banyan Boards Reasons for the Approval of the Business Combination, page 132

18.	Staff’s comment: We note Banyan’s Board appears to have relied on Zukin’s findings that there was a reasonable basis for the financial projections provided by Pinstripes’ management to Banyan. See, e.g., page 134. As such, Zukin’s role in the transaction appears to have gone beyond due diligence support, and it appears Zukin may have provided a report, opinion or appraisal materially relating to the transaction. In view of this, please furnish for Zukin the information required by Item 1015(b) of Regulation M-A. Please refer to Item 4(b) of Form S-4. In addition, as it appears Zukin was acting as an expert, please file as an exhibit to the registration statement a consent from Zukin to being named in the registration statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 20, 89 through 90 and 159 through 160 of the Registration Statement. Additionally, the Company has filed Zukin’s consent as an exhibit to the Registration Statement.

Certain Other Interests in the Business Combination, page 139

19.	Staff’s comment: Please revise this section to disclose whether William Blair in its role as financial advisor to Banyan provided any report or opinion in connection with the Business Combination. If so, please revise to disclose the services provided and compensation received for those services, including in connection with the transaction (i.e., for the PIPE transaction), the related fees, and whether those fees are conditioned on the completion of the Business Combination. We note the disclosure on page 199 regarding the success fee of $4,000,000 and a payment to “the Advisors” as an aggregate placement fee of 5.00% of the total transaction consideration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 24 and 176 through 177 of the Registration Statement.

Certain Material United States Federal Income Tax Considerations

Material Tax Considerations of the Merger to U.S. Holders of Pinstripes Common Stock U.S. Federal Income Tax Characterization of the Merger, page 159

20.	Staff’s comment: Your disclosure and the Business Combination Agreement states that you intend for the Business Combination to qualify as “reorganization” under the provisions of Section 368 of the U.S. Internal Revenue Code. As the tax treatment for the transaction is material to shareholders, please revise to provide a tax opinion as to the qualification of the Business Combination under Section 368 and the tax consequences to shareholders. Please revise your related disclosure throughout the proxy statement/consent solicitation/prospectus to reflect the issuance of such an opinion.

Response: Section III.A.1. of Staff Legal Bulletin 19 provides, in relevant parts, that Item 601(b) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing” (emphasis added).

Because the disclosure, as revised on pages 201 through 202 of the Registration Statement, does not contain a representation as to the Intended Tax Treatment (as defined below), the Company believes that the requirements with respect to a tax opinion (either in the long-form or the short-form) or with respect to the disclosure, as set forth in Section III of Staff Legal Bulletin 19, do not apply to the filing.

While Pinstripes and Banyan intend that, for U.S. federal income tax purposes, the Merger contemplated by the Merger Agreement qualifies as a “reorganization” within the meaning of Section 368(a) (“Section 368”) of the Internal Revenue Code, as amended (the “Code”) (the “Intended Tax Treatment”), due to inherent uncertainty in the application of certain technical requirements of Section 368 to the specific facts of the transaction, the Merger may not qualify for the Intended Tax Treatment. In particular, the disclosure, as currently drafted, states that to qualify as a reorganization, a transaction must satisfy certain requirements, including that (1) the stock surrendered must constitute control of the surviving corporation, (2) the controlling corporation must control the surviving corporation immediately after the transaction, and (3) the surviving corporation must hold “substantially all” of its own properties and substantially all of the properties of the merged corporation (other than stock of the controlling corporation distributed in the transaction), after the transaction, with consideration furnished by the surviving corporation in exchange for its stock considered property of the surviving corporation which it does not hold after the transaction (in each case, within the meaning of Treasury Regulations Section 1.368-2(j)).

Additionally, as stated in the disclosure as currently drafted, the closing of the Merger is not conditioned upon the receipt of an opinion of counsel that the Merger will qualify as a reorganization under Section 368 of the Code, and neither Pinstripes nor Banyan intends to request a ruling from the IRS regarding the U.S. federal income tax treatment of the Merger. Consequently, no assurance can be given that the IRS will not challenge the Intended Tax Treatment or that a court will not sustain such a challenge by the IRS. Based on the above, the Company submits that neither the Company nor any other party to the Merger makes any representations or provides any assurances regarding the tax treatment of the Merger.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 171

21.	Staff’s comment: Please tell us your consideration of providing adjustments for the expected transaction costs related to this transaction and interest expense related to the $6.0 million debt financing subsequent to April 30, 2023.

Response: The Company acknowledges the Staff’s comments and respectfully advises the Staff that, in connection with the Business Combination, the Company as the legal acquiror determined Pinstripes to be the accounting acquirer. As a result, the Business Combination is accounted for as a reverse recapitalization. In line with this treatment, any direct and incremental transaction costs incurred by Pinstripes are treated as a reduction of the cash proceeds and deducted from the combined company’s additional paid-in capital. This approach is consistent with the guidance prescribed in SAB Topic 5.A. The Company also assessed the issuance of new or assumed financial liabilities in connection with the Business Combination and considered whether any portion of the transaction costs, including estimated costs, should be allocated to any liability-classified instruments and expensed as incurred. The outstanding Banyan warrants could potentially be subject to such allocation. However, for pro forma purposes, the amount was deemed to be immaterial under both redemption scenarios, and therefore excluded as a pro forma adjustment for transaction cost expense.

As the Company was determined to be the accounting acquiree, no pro forma adjustments related to estimated transaction costs to be incurred by the Company are required because the pro forma financial information is intended to present the acquiror’s accounting for the transaction, which would not include the acquiree’s transaction costs. Instead, the pro forma balance sheet reflects the adjustment for any incurred and expected transaction costs associated with the Business Combination.

In response to the Staff’s comment regarding interest expense related to Pinstripes’ $6.0 million debt financing subsequent to April 30, 2023, the Company advises the staff that the proceeds from the additional debt financing are not directly attributable to the Business Combination. Instead, funds are intended to be utilized for the expansion of Pinstripes’ business as well as the development of new locations. $1.0 million of the additional debt proceeds were obtained from a loan commitment issued on March 7, 2023 (maturity date of June 7, 2027) and the remaining $5.0 million of proceeds was obtained from a new term loan agreement with an existing lender on July 27, 2023 (maturity date of April 19, 2028). The Unaudited Pro Forma Condensed Combined Balance Sheet recognizes the effects of debt financing subsequent to April 30, 2023. The Company acknowledges the Staff's comment and has revised the Unaudited Pro Forma Condensed Combined Statement of Operations to capture the interest expense effect in connection which the subsequent debt financing in accordance with Rule 11-01(a)(8).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Pinstripes

Expanding Footprint, page 213

22.	Staff’s comment: You disclose that you are targeting approximately 17% Venue-Level Contribution Margin by the second year post-opening. Please expand your definition of Venue-Level Contribution on page x to disclose what specific expenses are included in the calculation. Further, provide the disclosures required by Item 10(e) of Regulation S-K. Please also tell us your consideration of disclosing historical Venue-Level Contribution Margin and Cash-on-Cash Returns.

Response: The Company acknowledges the Staff’s comment and, upon further consideration of the advisability of providing disclosure regarding specific Venue-Level Contribution Margin and other related targets for new venues, has elected to remove all such specific targets from the Registration Statement.

Comparison of Fiscal Year 2023 and Fiscal Year 2022, page 218

23.	Staff’s comment: Please discuss and quantify the effects of changes in both volume and price as well as new locations on revenues. Refer to Item 303(b)(2)(iii) of Regulation S-K. In addition, please revise to define how same store revenues and same store recreation revenues are calculated.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 274 and 278 of the Registration Statement to discuss and quantify the effects of changes in both volume and price on revenues and to define how same store revenues and same store recreation revenues are calculated.

Contractual Obligations and Commitments, page 227

24.	Staff’s comment: Please revise to include interest expense.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 284 of the Registration Statement to include interest expense in the contractual obligations and commitments table.

Critical Accounting Policies and Estimates, page 227

25.	Staff’s comment: Please expand your disclosures for the specific assumptions and estimates used for impairment testing of long-lived assets. Disclosures should clearly explain (a) what the critical estimates are; (b) the uncertainties associated with the critical estimates; (c) the methods and assumptions used to make the critical estimates, including an explanation as to how you arrived at the assumptions used; (d) the events or transactions that could materially impact the assumptions made; and (e) how reasonably likely changes to those assumptions could impact your consolidated financial statements. In this regard, you disclose a $2.4 million impairment for your Norwalk location in fiscal 2023. Please discuss whether there were any other locations that were at risk of impairment. Refer to Item 303(b)(3) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 81, 269, 276 and 285 through 286 of the Registration Statement to expand the disclosures for specific assumptions and estimates used for impairment testing of long-lived assets.

Emerging Growth Company, page 229

26.	Staff’s comment: Please revise here and elsewhere to clarify whether New Pinstripes will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 286 of the Registration Statement to clarify that New Pinstripes will elect to avail itself of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jobs Act.

Pinstripes, Inc. Consolidated Financial Statements

Note 15 - Net Loss Per Share, page F-68

27.	Staff’s comment: Referencing authoritative literature to support your treatment, please tell us your consideration of the rights and privileges of Preferred Stock when calculating basic and diluted net loss per share.

Response: Each series of Redeemable Convertible Preferred Stock (“Preferred Stock”) carries similar rights and privileges and is entitled to an 8% cumulative annual dividend upon liquidation, provided that the Preferred Stock has not been converted to Common Stock.

In evaluating the treatment of Preferred Stock in Pinstripes’ calculation of basic and diluted net earnings (loss) per share (“EPS”), Pinstripes assessed whether the rights and obligations of each series of Preferred Stock, as set forth in their respective agreements, qualified the Preferred Stock as participating securities, thereby requiring the application of the two-class method of calculating EPS pursuant to ASC 260-10-45-60A. According to ASC 260-10-20, a participating security is defined as “A security that may participate in undistributed earnings with common stock, regardless of whether the participation is conditioned upon the occurrence of a specified event or not. The form of such participation does not have to be a dividend; any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend.” Under ASC 260-10-45-59A, the two-class method applies to the following securities:

a.	Securities that may participate in dividends with common stocks according to a predetermined formula (e.g., two for one) with, at times, an upper limit on the extent of participation (e.g., up to, but not beyond, a specified amount per share).

b.	A class of common stock with different dividend rates from those of another class of common stock but without prior or senior rights.

The Preferred Stock holds preference in receiving its cumulative dividend before any dividends or distributions can be declared or paid on Pinstripes’ Common Stock or any class of securities with dividend rights on par with the Preferred Stock. The Preferred Stock does not otherwise have rights to dividends paid on Pinstripes’ Common Stock. To qualify as a participating security, the Preferred Stock must have a contractual right to participate in the amount of undistributed earnings alongside common stockholders. After considering the aforementioned guidance and the rights and privileges of the Preferred Stock, Pinstripes has determined that the Preferred Stock does not meet the criteria for a participating security (e.g., the shares of Preferred Stock do not entitle its holder the contractual rights to participate with common shareholders in the profits or losses of Pinstripes). Therefore, the application of the two-class method noted in ASC 260-10-45-60A is not required for calculating EPS.

Our calculation of income available to stockholders represents the net loss for the period for both basic and diluted EPS. ASC 260-10-45-11 provides that income available to stockholders is computed by deducting (1) dividends declared in the period on preferred stock (whether paid or not) and (2) dividends accumulated on cumulative preferred stock (whether earned or not) from income (loss) from continuing operations (if that amount appears on the income statement) and also from net income. No dividends were declared for the three fiscal years ended April 30, 2023. Further, in accordance with ASC 260-10-45-11, “preferred dividends that are cumulative only if earned shall be deducted only to the extent that they are earned.” Based on the terms of the Preferred Stock Agreements, the Preferred Dividends are cumulative only upon the occurrence of liquidation and, therefore, the 8% cumulative dividend is excluded from an adjustment to income available to common stockholders until the contingency is resolved as the cumulative preferred dividend is not considered ‘earned’ under ASC 260-10-45-11. Consequently, the income available to stockholders in Pinstripes’ calculation of EPS is the net loss presented on Pinstripes’ Consolidated Statements of Operations for both basic and diluted EPS.

Lastly, the Preferred Stock is convertible into shares of common stock of Pinstripes, which could potentially impact dilutive EPS. However, ASC 260-10-45-19 states that potential common shares are always anti-dilutive when a reporting entity is in a loss position. As Pinstripes is currently in a loss position, Pinstripes has determined that the potential common shares resulting from the conversion of any Preferred Stock would be anti-dilutive and therefore excluded from the denominator in Pinstripes’ calculation of diluted EPS.

General

28.	Staff’s comment: With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, such as the target, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, if applicable, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose, if applicable, the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company’s sponsor is not controlled by nor does it have substantial ties to any non-U.S. person. As currently there are no non-U.S. persons that are otherwise involved in this business combination (for example, as PIPE investors), the Company does not expect that CFIUS review would be relevant to this transaction. If in the future, non-U.S. persons will become involved in this business combination (for example, as PIPE investors), the Company will update the Registration Statement to include the relevant disclosure.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian Nagler of Kirkland & Ellis at (212) 446-4660.

Sincerely,

/s/ Keith Jaffee
Keith Jaffee
Chief Executive officer

VIA E-MAIL

cc:	Christian Nagler, P.C., Kirkland & Ellis LLP

Peter Seligson, P.C., Kirkland & Ellis LLP

Mark Wood, Katten Muchin Rosenman LLP

Elizabeth McNichol, Katten Muchin Rosenman LLP